AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                         QUARTERLY REPORT PER REQUIREMENTS
                     OF HOLDING COMPANY ACT RELEASE NO. 26864
                      FOR THE QUARTER ENDED DECEMBER 31, 2001

1) Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

EWG Investment                $  156,094,000
FUCO Investment                2,054,435,000
                              --------------
Total Aggregate Investment
 in EWG's and FUCO's          $2,210,529,000
                              ==============

Components of statement of aggregate investment in EWG and FUCO's are filed under confidential treatment pursuant to Rule 104(b).

2)       Aggregate Investment as a Percentage of the Following Items

                                  (in millions)                          %

Total Capitalization                $24,664*                            9.0%
Net Utility Plant                    19,711                            11.2%
Total Assets                         47,019                             4.7%
Market Value of Common Equity        14,027                            15.8%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)       Consolidated Capitalization Ratio

                                  (in millions)                          %
Short-term Debt                     $ 3,155
Long-term Debt                       12,053*
                                    -------
  Total Debt                         15,208                            61.7%
                                    -------
Certain Subsidiary Obligated,
  Mandatorily Redeemable,
  Preferred Securities of
  Subsidiary Trusts Holding
  Solely Junior Subordinated
  Debentures of Such
  Subsidiaries                          321                             1.3%
                                    -------
Minority Interest in
  Finance Subsidiary                    750                             3.0%
                                    -------
Preferred Stock                         156                             0.6%
                                    -------
Common Stock                          2,153
Paid-in Capital                       2,906
Accumulated Other Comprehensive
 Income                                (126)
Retained Earnings                     3,296
                                    -------
  Total Common Equity                 8,229                            33.4%
                                    -------
Total Capitalization                $24,664                           100.0%
                                    =======

* Includes Long-term Debt Due Within One Year.


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              AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
                             QUARTERLY REPORT PER REQUIREMENTS
                         OF HOLDING COMPANY ACT RELEASE NO. 26864
                          FOR THE QUARTER ENDED DECEMBER 31, 2001


4)       Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share                       $43.53
Book Value per Share                                 $25.54

Market-to-book Ratio of Common Stock                  170.4%


5)       Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)       Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following EWG's and FUCO's are filed under confidential treatment pursuant to Rule 104(b):

         CitiPower Pty.
         Nanyang General Light Electric Co., Ltd.
         Pacific Hydro Ltd.
         AEP Energy Services Limited
         InterGen Denmark, Aps
         AEP Energy Services UK Generation Limited (AEPESUK)(a)
         CSW International Two, Inc.
         CSW Vale L.L.C.
         South Coast Power Limited
         Trent Wind Farm, Limited Partnership
         Newgulf Power Venture, Inc.